March 28, 2013

VIA EDGAR

United States Securities and Exchange Commission

Re:	Primero Mining Corp. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2012 to be filed by the Company with the United States Securities and Exchange Commission and any amendments thereto (the " Annual Report"). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2012 (the “AIF”).

I hereby consent to the use of my name in the Annual Report with reference to my involvement in the review and approval of the scientific and technical information after April 16, 2012 contained in the following sections of the AIF:

  “Mineral Properties – San Dimas Mine – History – Historical Production 2012”;

  “Mineral Properties – San Dimas Mine – Exploration and Drilling”;

  “Mineral Properties – San Dimas Mine – Mining Operations.

Sincerely,

/s/ Gabriel Voicu
Gabriel Voicu, P.Geo